

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 13, 2008

Mr. Pat Obara
Chief Financial Officer
Uranium Energy Corp.
9801 Anderson Mill Rd., Suite 230
Austin, Texas 78750

> **Re:** **Uranium Energy Corp.**
> **Form 10-KSB/A for Transition Period Ended July 31, 2007**
> **Filed February 8, 2008**
> **Response Letter Dated February 28, 2008**
> **File No. 1-33706**

Dear Mr. Pat Obara:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A2 Transition Report, Filed February 29, 2008

General

1. We have read your response to prior comment 4, explaining that capitalized acquisition costs were based on "arms length" transactions, while also stating there is "no reasonable basis to assign value to any of the Company's projects or properties…." You indicate that until you have established "independently and appropriately quantified and valued" proven and probable reserves, or receive a "board approved acquisition offer," you will continue to write-off acquisition costs when conducting your impairment testing.

Tell us why you believe information about your arms length negotiations, utilized as a basis for establishing fair value and your policy of initial capitalization, would not be considered in conjunction with your impairment testing. It would seem that absent new information (e.g. unfavorable exploration results, a prolonged period of inactivity, or change in plans), this would tend to support continued capitalization.

To help us understand the implications of your current practice, please expand and resubmit the schedule of properties that you provided with your prior response to include the dates of incurring the acquisition costs, and the dates of and reasons for classifying the various properties identified as discontinued or dormant.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief